Exhibit (18)

                              ARTHUR ANDERSEN

                         ARTHUR ANDERSEN & CO., SC


                                             Arthur Andersen & Co.
                                             300 Madison Avenue
                                             Toledo, OH 43604-1586
                                             419-241-8600


May 9, 1994

Owens-Corning Fiberglas Corporation
Fiberglas Tower
Toledo, Ohio 43659

Gentlemen:

This letter is written to meet the requirements of Regulation S-K calling for a letter from a registrant's independent accountants whenever there has been a change in accounting principle or practice.

We have been informed that, as of January 1, 1994, the Company adopted the capital method of accounting for the cost of rebuilding glass-melting furnaces. Under this method, costs are capitalized when incurred and depreciated over the estimated useful lives of the rebuilt furnaces. Previously, the Company established a reserve for the future rebuilding costs of its glass-melting furnaces through a charge to earnings between dates of rebuilds. The change to the capital method provides a more appropriate measure of the Company's capital investment and is consistent with industry practice.

A complete coordinated set of financial and reporting standards for determining the preferability of accounting principles among acceptable alternative principles has not been established by the accounting profession. Thus, we cannot make an objective determination of whether the change in accounting described in the preceding paragraph is to a preferable method. However, we have reviewed the pertinent factors, including those related to financial reporting, in this particular case on a subjective basis, and our opinion stated below is based on our determination made in this matter.

We are of the opinion that the Company's change in method of accounting is to an acceptable alternative method of accounting, which, based upon the reasons stated for the change and our discussions with you, is also preferable under the circumstances in this particular case. In arriving at this opinion, we have relied on the business judgment and business planning of your management.

We have not audited the application of this change to the financial statements of any period subsequent to December 31, 1993. Further, we have not examined and do not express any opinion with respect to your financial statements for the three months ended March 31, 1994.

Very truly yours,




Arthur Andersen & Co.